Exhibit 99.1

Press Release

Eltek Ltd. Announces CEO Transition: Retirement of Eli Yaffe and Appointment of Ron Freund as the Company’s CEO

Petach Tikva, Israel, September 9, 2026 - Eltek Ltd. (NASDAQ: ELTK), a leading global manufacturer of high-quality printed circuit boards, today announced that Mr. Eli Yaffe, Chief Executive Officer of the Company, has informed the Board of Directors (the “Board”) of his decision to retire from his position as Chief Executive Officer, effective September 23, 2026. Mr. Yaffe will continue to serve as CEO until that date, to ensure an orderly transition of his role to Ron Freund, the Company’s current Chief Financial Officer, who has been appointed by the Board as Chief Executive Officer, effective September 23, 2026. Mr. Freund will continue to serve as the Company’s Chief Financial Officer until a new Chief Financial Officer is appointed.

Board Appreciation and Recognition

The Board of Directors wishes to express its deep gratitude and sincere appreciation to Mr. Yaffe for his exceptional leadership, unwavering dedication, and outstanding contributions to the Company during his tenure as Chief Executive Officer since July 2018. Under Mr. Yaffe’s stewardship, Eltek has achieved significant milestones and has strengthened its position as a leader in the high-end printed circuit board market.

Mr. Yitzhak Nissan, Chairman of the Board of Directors, stated: “On behalf of the entire Board, I want to extend our heartfelt thanks to Eli for his remarkable leadership over the past eight years. Eli joined Eltek at a critical juncture and has since transformed the Company into a stronger, more competitive, and more technologically advanced organization. His strategic vision and tireless efforts have driven meaningful growth and positioned Eltek for continued success. We are deeply grateful for his service and dedication.”

Appointment as Director

In recognition of his extensive experience and deep knowledge of the Company’s business and operations, the Board has resolved to appoint Mr. Yaffe as a director of the Company, effective March 8, 2027. Such appointment shall continue until the next annual general meeting of the Company. Mr. Eli Yaffe, aged 71, has served as Chief Executive Officer of the Company since July 2018. Prior to joining Eltek, Mr. Yaffe served as President of Carmel Forge Ltd. (Aerospace) for almost 16 years, President of Urdan Industries Ltd. (Defense), and Vice President of Business Development & Strategic Planning at Ormat Industries Ltd. Mr. Yaffe holds a B.Sc. (with distinction) from the Technion-Israel Institute of Technology, an M.Sc. in Mechanical Engineering from Tel Aviv University, and an MBA (with distinction) in Finance & Marketing from Bar Ilan University.

Appointment of Chief Executive Officer

The Board has appointed Mr. Ron Freund, the Company’s Chief Financial Officer, as Chief Executive Officer of the Company, effective September 23, 2026. Mr. Freund will continue to serve as the Company’s Chief Financial Officer until a new Chief Financial Officer is appointed.

Mr. Ron Freund, aged 62, has served as the Chief Financial Officer of the Company since January 2022 and prior to that served as the CFO of Ophir Tours Ltd. from 2015 to 2021. Mr. Freund is a seasoned finance and business executive with more than 30 years of experience in financial management, capital markets, corporate strategy and business operations, including extensive experience with public companies listed on NASDAQ and the Tel Aviv Stock Exchange. Mr. Freund holds a B.A. degree in Accounting and Economics from the Hebrew University of Jerusalem and is a licensed CPA (Israel).

Mr. Yitzhak Nissan, Chairman of the Board of Directors, stated: “we are pleased to appoint Ron Freund as the Company’s CEO. Ron brings extensive experience, a deep understanding of the Company and its operations, and a strong commitment to its continued success. We are confident that he will make a significant contribution to the Company as it continues to execute its strategy and pursue its growth opportunities. On behalf of the Board of Directors, I would like to congratulate Ron on his appointment and wish him every success in his new role”.

About Eltek

Eltek – “Innovation Across the Board”, is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs) and is an Israeli leading company in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high-quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek’s web site at www.nisteceltek.com

Forward Looking Statement

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, the impact of currency movements between the US Dollar exchange rate against the Israeli Shekel, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

Investor Contact

Ron Freund
Chief Financial Officer
Investor-Contact@nisteceltek.com

+972-3-939-5023